Michael J. Wood Vice President, Chief Accounting Officer 781.522.5833 781.522.6411 fax	Raytheon Company 870 Winter Street Waltham, Massachusetts 02451-1449 USA

July 16, 2009

Via EDGAR Filing and U.S. Mail

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3561

Washington, DC 20549

RE:	Raytheon Company Form 10-K for the Fiscal Year Ended December 31, 2008
Raytheon Company Form 10-Q for the Quarter Ended March 29, 2009
File No. 001-13699

Dear Mr. Shenk:

This letter responds to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on Raytheon Company’s (“Raytheon” or “the Company”) Form 10-K for the fiscal year ended December 31, 2008 (“2008 Form 10-K”) and Form 10-Q for the quarter ended March 29, 2009 (“2009 1st quarter Form 10-Q”), as communicated to us in your letter of July 1, 2009. We appreciate the Commission’s assistance in ensuring our compliance with applicable disclosure requirements and enhancing the overall disclosure in our filings. We have set forth below the text of the comments contained in your letter, followed by our responses.

Comment 1:

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis, page 31

Consolidated Results of Operations, page 41

1.	We note from your introduction paragraph that you generally discuss changes in sales in terms of volume, which you define as increases or decreases in revenue related to varying production activity or service levels on individual contracts. We also note that you generally express changes in segment operating income in terms of volume or changes in program performance, with program performance typically associated with revisions to total estimated costs at completion. While we acknowledge that it is beneficial to investors to understand that changes in sales and operating income were due to changes in volume or changes in program performance, respectively, it is also important to investors to understand what caused the change in volume or the change in program performance. For example, you disclose that the Network Centric Systems’ operating income increased in 2007 due to $98 million of improved program performance but you do not explain the underlying reason why program performance improved. As such, in future filings please discuss and analyze the underlying reasons for these changes. Please provide us with a copy of your intended revised disclosure.

Raytheon Company

File No. 001-13699

July 16, 2009

Response:

In addressing your comment, we would like to note the following per Section I.B. of Commission Release No. 33-8350, Interpretation- Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “Release”), which we consider in applying the provisions of Item 303 of Regulation S-K:

•

“MD&A should be a discussion of a company’s business as seen through the eyes of those who manage that business. Management has a unique perspective on its business that only it can present. As such, MD&A should not be a recitation of financial statements in narrative form or an otherwise uninformative series of technical responses to MD&A requirements, neither of which provides this important management perspective.”

•

“…in deciding on the content of MD&A, companies should focus on material information and eliminate immaterial information that does not promote understanding of companies’ financial condition, liquidity and capital resources, changes in financial condition and results of operations…”

We believe that where material to an understanding of our segment performance, we have disclosed the underlying reasons for changes in volume or program performance. The following summarizes the background and context of why we believe we have provided an adequate discussion of our business performance through the eyes of management in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in our 2008 Form 10-K and in our 2009 1st quarter Form 10-Q.

As discussed in our 2008 Form 10-K, across all of our segments, we act as a prime contractor or major subcontractor for numerous U.S. Government programs and have approximately 15,000 contracts, the largest of which accounted for less than 5% of our total 2008 net sales. In any reporting period, each of our six segments is performing under thousands of long-term contracts at different stages of completion with different scopes of work and terms and conditions. We generally use a cost-to-cost attribution model to measure progress under the percentage-of-completion method of accounting for all of our long-term contracts, so our net sales in a reporting period correlate highly to costs incurred in that period. Therefore, as disclosed on page 41 of our 2008 Form 10-K, we discuss changes in net sales in the context of volume, which generally refers to increases or decreases in revenues related to varying production activity or service levels. Due to the nature of our contracts, the amount of costs incurred (e.g., for engineering, production or service activity) and related revenues will naturally fluctuate over the life of the contracts as we execute according to our contractual obligations. As a result, in any reporting period, the changes in volume on numerous contracts are likely to be due to normal fluctuations in our activity on contracts. Therefore, we discuss volume changes attributable principally to individual programs unless there is a discrete event (e.g., a major contract termination, natural disaster or major labor strike, etc.), or some other unusual item that has a material effect on changes in a segment’s volume for a reported period.

We discuss changes in operating income in the context of volume, changes in program performance or changes in contract mix. Changes in volume typically drive corresponding changes in operating income based on the profit rate for a particular contract. Changes in program performance typically relate to profit recognition associated with revisions to total estimated costs at completion that reflect improved or deteriorated operating performance or award fee rates. Changes in contract mix refer to changes in operating margin due to a change in the relative volume of contracts with higher or lower fee rates such that the overall margin rate for the segment changes. Given the nature of the work we are required to perform under our numerous contracts, the estimation of total revenue and cost at completion is complex and subject to many variables. As a result, in any reporting period, changes in program performance are likely to be due to normal, relatively small changes to estimates of costs or other variables relating to numerous contracts, with no single change or series of related changes materially affecting a segment’s change in operating income or operating margin percentage. However, to the extent that a significant individual factor or discrete event occurs that does have a material effect on a segment’s operating income or operating margin percentage for a reported period, we have provided (and will continue to provide) appropriate disclosure in our discussion of segment operating results.

Raytheon Company

File No. 001-13699

July 16, 2009

We commit to continue this practice and feel it provides meaningful information to our investors when an individual program or other discrete event has a material effect on our results of operations. Furthermore, although our MD&A in our previous filings includes much of the context discussed above for understanding how management views our segment operating results, we have not specifically provided that view in summarized form at the start of our discussion of segment results. Therefore, in order to better enable readers of our financial statements and related disclosures to have such context and view the performance of our segments through the eyes of management, we will add the following (as introductory language to our discussion of segment operating results) in future filings.

“SEGMENT RESULTS

We report our results in the following segments: Integrated Defense Systems, Intelligence and Information Systems, Missile Systems, Network Centric Systems, Space and Airborne Systems and Technical Services. The following provides some context for viewing the performance of our segments through the eyes of management.

Given the nature of our business, bookings, net sales and operating income (including operating margin percentage), which we disclose and discuss at the segment level, are most relevant to an understanding of management’s view of our performance and often these measures have significant interrelated effects as discussed below. In addition, we disclose and discuss backlog, which represents future sales that we expect to recognize over the contract period, which is generally the next several years.

Bookings: We disclose the amount of bookings for each segment and notable contract awards. Bookings generally represent the dollar value of new contracts awarded to us during the reporting period and include firm orders for which funding has not been appropriated. We believe bookings are an important measure of future performance and are an indicator of potential future changes in net sales, since we cannot record revenues under a new contract without first having a booking in the current or preceding period (i.e., a contract award).

Net Sales: We generally express changes in net sales in terms of volume. Volume generally refers to increases or decreases in revenues related to varying amount of costs incurred on individual contracts (i.e., from performance against contractual commitments on our bookings related to engineering, production or service activity). Therefore, we discuss volume changes attributable principally to individual programs unless there is a discrete event (e.g., a major contract termination, natural disaster or major labor strike, etc.), or some other unusual item that has a material effect on changes in a segment’s volume for a reported period. Due to the nature of our contracts, the amount of costs incurred and related revenues will naturally fluctuate over the life of the contracts. As a result, in any reporting period, the changes in volume on numerous contracts are likely to be due to normal fluctuations in our production activity or service levels.

Operating Income (and the related operating margin percentage): We generally express changes in segment operating income in terms of volume, changes in program performance or changes in contract mix. Changes in volume discussed in net sales typically drive corresponding changes in our operating income based on the profit rate for a particular contract. Changes in program performance typically relate to profit recognition associated with revisions to total estimated costs at completion that reflect improved or deteriorated operating performance or award fee rates. Changes in contract mix refer to changes in operating margin due to a change in the relative volume of contracts with higher or lower fee rates such that the overall average margin rate for the segment changes. Because each segment has thousands of contracts, in any reporting period, changes in operating income and margin are likely to be due to normal changes in volume, program performance and mix on many contracts with no single change or series of related changes materially driving a segment’s change in operating income or operating margin percentage.

Raytheon Company

File No. 001-13699

July 16, 2009

Backlog: We disclose period ending backlog for each segment. Backlog represents the dollar value of contracts awarded for which work has not been performed. Backlog generally increases with bookings and generally converts into sales as we incur costs under the related contractual commitments. We therefore discuss changes in backlog, including any significant cancellations, for each of our segments, as we believe such discussion provides an understanding of the awarded but not executed portion of our contracts.”

Comment 2:

2.	In future filings please quantify, discuss and analyze the changes in costs of sales both in the aggregate and for each segment on a stand-alone basis in addition to your current disclosure, which is made in the context of gross margin and operating margin, respectively. In your revised disclosure, please address the significant components of costs of sales such as labor, materials, or any other components to the extent material. Please provide us with a copy of your intended revised disclosure.

Response:

As discussed in our 2008 Form 10-K and above in our response to comment 1, we generally use the cost-to-cost attribution model to measure progress under the percentage-of-completion method of accounting for all of our long-term contracts. Under the cost-to-cost attribution model, we measure the extent of progress towards completion based on the ratio of costs incurred-to-date to the total estimated costs at completion of the contract. We thus record revenues, including estimated earned fees or profits, as we incur the related costs, regardless of the nature of those costs. Further, we bid our contracts in response to very explicit customer specifications and base our bids on our anticipation of incurring a pool of costs and achieving an overall reasonable profit margin on that pool of costs in our contracts. As discussed on page 36 of our 2008 Form 10-K, we have a standard quarterly process in which management reviews the progress and performance of our significant contracts. During these program reviews, management focuses on various items, including total contract costs (e.g., materials, labor, subcontracting costs and indirect costs) in relation to current and previous estimates. However, when reviewing results at the segment level, management focuses on operating margin and revenue in evaluating performance due to the following factors: 1) the numerous contracts we have at each segment; 2) the fact that many of our contracts are flexibly priced and, therefore, increases or decreases in costs result in increases or decreases in revenue and related margin (at a relatively steady rate); and 3) our application of percentage-of-completion accounting for measuring contract performance (using a cost-to-cost attribution model) is generally not impacted by the type of costs incurred. As a result, we believe any further discussion of the components of cost of sales (e.g., labor and materials), would neither enhance a reader’s understanding of our segment operating performance nor would it align with management’s view of our business. However, if a discrete event, such as a natural disaster or major labor strike, or trend, such as a prolonged scarcity of a particular input used in our contract performance, were to materially impact a number of contracts or a major individual contract, we would provide related disclosure in our discussion of segment operating results. We did not experience such a material discrete event or trend during the periods presented in our 2008 Form 10-K or our 2009 1st quarter Form 10-Q.

Raytheon Company

File No. 001-13699

July 16, 2009

Comment 3:

3.	Similar to the above comment, please revise to discuss and analyze administrative and selling expenses and research and development expenses for each segment to the extent material. Please provide us with a copy of your intended revised disclosure.

Response:

As discussed on page 11 of our 2008 Form 10-K, we are subject to the Federal Acquisition Regulation (FAR), which sets forth policies, procedures and requirements for the acquisition of goods and services by the U.S. Government, including guidance on the types of costs that are allowable in establishing prices for such goods and services. Both administrative and selling expenses and research and development expenses are generally allowable costs that we are entitled to recover through allocation to overhead expense across our diverse contract portfolio. We allocate these costs to our contracts on a systematic basis and management thus evaluates these costs in assessing total contract performance on an individual contract basis. For flexibly priced contracts, increases or decreases in these costs directly drive increases or decreases in revenue and margin at a relatively steady rate. As a result, we do not believe analyzing and discussing period-to-period amounts for these components of total contract cost would provide meaningful information to our investors unless they materially contributed to changes in net sales or operating margin (as noted above in our response to comment 2). Moreover, neither administrative and selling expenses nor research and development expenses materially contributed to changes in our results of operations during the periods presented in our 2008 Form 10-K or our 2009 1st quarter Form 10-Q.

Comment 4:

Form 10-Q: For the Quarter Ended March 29, 2009

Item I. Consolidated Financial Statements, page 4

Note 6. Noncontrolling Interests, page 8

4.	We note that you have adopted SFAS 160 for the noncontrolling interest in TRS LLC. Please explain to us in further detail how you applied the adoption of SFAS 160 to your investment in TRS and TRS LLC. Please specifically address how the adoption of SFAS 160 resulted in a decrease of $162 million to both the equity investment in TRS and the non-controlling interest in TRS LLC as of December 31, 2008.

Response:

As discussed in Note 7 to the consolidated financial statements included in our 2008 Form 10-K, we consolidate TRS LLC. TRS LLC has a noncontrolling interest owned by TRS. We have an investment in TRS that we account for under the equity method. Prior to our adoption of Statement of Financial Accounting Standard No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51, Consolidated Financial Statements (SFAS 160), we reflected in our consolidated financial statements the results of TRS LLC and accounted for the noncontrolling interest as a minority interest in arriving at net income. We also reflected our equity in earnings from TRS in arriving at net income. That is, following the legal form of these investments, a portion of TRS LLC’s minority interest, which we appropriately deducted from our earnings prior to net income, was also included in our equity income from TRS (given TRS’ noncontrolling interest in TRS LLC). Accordingly, we reflected these equal and offsetting amounts (included in equity income and minority interest) in our statement of operations on a gross basis prior to net income and our net income reflects only our net retained interest from these investments. Similarly, our consolidated equity included our proportionate share of our interests in these entities and our minority interest and investment balances represented our total liability and investment amounts for the two entities (i.e., the amount TRS LLC owed to TRS and what we earned in TRS, respectively). We believe this presentation appropriately reflected the economic substance of our interests in these entities.

Raytheon Company

File No. 001-13699

July 16, 2009

The adoption of SFAS 160 resulted in a required change in the presentation of the noncontrolling interests on both our statement of operations and balance sheet. Under SFAS 160, we present the allocation of the noncontrolling interests’ share of net income in TRS after net income in determining “net income attributable to Raytheon Company.” In addition, we present the noncontrolling interests as a component of net equity. Upon the adoption of SFAS 160, if we continued our prior presentation, we would have overstated net income prior to the reduction attributable to our noncontrolling interests. That is, we would have reflected 100% of the consolidated earnings from TRS LLC and our proportionate share of TRS’ earnings, which includes a portion of the earnings from TRS LLC (i.e., effectively our net income would exceed the combined amounts of the underlying entities). Accordingly, on adoption of SFAS 160 in the first quarter of 2009, we changed our presentation to eliminate the amounts that represent the equity in earnings of TRS that are also included in our consolidated results due to the consolidation of TRS LLC. Likewise, we made corresponding entries in consolidation to our equity investment in TRS and noncontrolling interests (a component of net equity under SFAS 160). The $162 million reduction to the noncontrolling interest in TRS LLC and our equity investment in TRS as of December 31, 2008 represents our cumulative proportionate share of equity in TRS that we accounted for through our consolidation of TRS LLC. We disclosed the effect of these changes in Note 6 to our consolidated interim financial statements on Form 10-Q for the quarter ended March 29, 2009.

********

As requested in your comment letter, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our responses adequately address the matters referenced in your letter dated July 1, 2009. If you would like to discuss our responses or any further questions you may have, please do not hesitate to contact me at 781-522-5833.

Respectfully,

/s/ Michael J. Wood

Vice President and Chief Accounting Officer

cc:	William H. Swanson
David C. Wajsgras
Jay B. Stephens